AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

    EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (Dollars in Thousands)

                                                      Year Ended December 31,
                                              1998       1997       1996       1995       1994
Pretax income                             $203,489   $308,323   $317,574   $247,455   $ 26,376
Minority interest in subsidiaries
  having fixed charges (*)                  55,646     54,163     46,689     33,190      8,565
Less undistributed equity in (earnings)
  losses of investees                       17,997     10,363     31,353     (1,559)    49,010
Fixed charges:
  Interest expense                          58,925     53,578     78,048    124,633    114,803
  Debt discount (premium) and expense         (504)      (701)    (1,174)    (1,023)     1,240
  One-third of rentals                      11,883     10,152      9,279      9,471      5,119

      EARNINGS                            $347,436   $435,878   $481,769   $412,167   $205,113


Fixed charges:
  Interest expense                        $ 58,925   $ 53,578   $ 78,048   $124,633   $114,803
  Debt discount (premium) and expense         (504)      (701)    (1,174)    (1,023)     1,240
  One-third of rentals                      11,883     10,152      9,279      9,471      5,119
  Pretax preferred dividend requirements
    of subsidiaries                         37,628     46,578     27,970     25,376       -

      FIXED CHARGES                       $107,932   $109,607   $114,123   $158,457   $121,162


Ratio of Earnings to Fixed Charges            3.22       3.98       4.22       2.60       1.69


Earnings in Excess of Fixed Charges       $239,504   $326,271   $367,646   $253,710   $ 83,951



(*) Amounts include subsidiary preferred dividends and accrued distributions on trust preferred securities.








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